Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

BOWNE & CO., INC.,

R.R. DONNELLEY & SONS COMPANY

and

SNOOPY ACQUISITION, INC.

Dated as of February 23, 2010

TABLE OF CONTENTS

		Page
	ARTICLE I

	The Merger; Closing; Effective Time

1.1.	The Merger	1
1.2.	Closing	1
1.3.	Effective Time	2

	ARTICLE II

	Certificate of Incorporation and By-Laws of the Surviving Corporation

2.1.	The Certificate of Incorporation	2
2.2.	The By-Laws	2

	ARTICLE III

	Officers and Directors of the Surviving Corporation

3.1.	Directors	2
3.2.	Officers	2

	ARTICLE IV

	Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect on Capital Stock	3
4.2.	Exchange of Certificates	3
4.3.	Treatment of Stock Plans	6
4.4.	Adjustments to Prevent Dilution	7

	ARTICLE V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	7
5.2.	Representations and Warranties of Parent and Merger Sub	28

-i-

	ARTICLE VI

	Covenants

6.1.	Interim Operations	31
6.2.	Acquisition Proposals	35
6.3.	Proxy Filing; Information Supplied	38
6.4.	Stockholders Meeting	38
6.5.	Filings; Other Actions; Notification	39
6.6.	Access and Reports	42
6.7.	Stock Exchange Delisting	42
6.8.	Publicity	42
6.9.	Employee Benefits	42
6.10.	Expenses	44
6.11.	Indemnification; Directors’ and Officers’ Insurance	44
6.12.	Other Actions by the Company	47

	ARTICLE VII

	Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	47
7.2.	Conditions to Obligations of Parent and Merger Sub	47
7.3.	Conditions to Obligation of the Company	48

	ARTICLE VIII

	Termination

8.1.	Termination by Mutual Consent	49
8.2.	Termination by Either Parent or the Company	49
8.3.	Termination by the Company	50
8.4.	Termination by Parent	50
8.5.	Effect of Termination and Abandonment	51

	ARTICLE IX

	Miscellaneous and General

9.1.	Survival	53
9.2.	Modification or Amendment	53
9.3.	Waiver of Conditions	53
9.4.	Counterparts	53
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	53
9.6.	Notices	54
9.7.	Entire Agreement	55

-ii-

9.8.	Third Party Beneficiaries	56
9.9.	Obligations of Parent and of the Company	56
9.10.	Transfer Taxes	57
9.11.	Definitions	57
9.12.	Severability	57
9.13.	Interpretation; Construction	57
9.14.	Assignment	58

Annex A	Defined Terms	A-1

Exhibit A	Form of Certificate of Incorporation of the Surviving Entity
Exhibit B	Foreign Antitrust Filings

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of February 23, 2010, among Bowne & Co., Inc., a Delaware corporation (the “Company”), R.R. Donnelley & Sons Company, a Delaware corporation (“Parent”), and Snoopy Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

1.3. Effective Time. At or as soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and By-Laws

of the Surviving Corporation

2.1. The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to read as set forth in Exhibit A hereto, until thereafter amended as provided therein or by applicable Law.

2.2. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Officers and Directors of the Surviving Corporation

3.1. Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2. Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the Common Stock, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, Shares owned by the Company, Shares held by any Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each Share referred to in clause (i) or clause (ii) being, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive $11.50 per Share in cash (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share (other than any Shares held by any Subsidiary of the Company, which shall not be cancelled and shall remain outstanding) shall, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(f).

(c) Merger Sub. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Exchange of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment or in a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. Notwithstanding anything to the contrary contained in this Agreement, any holder of Shares that holds such Shares in book-entry form (rather than through a Certificate) shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article IV.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required tax withholdings) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax (as defined in Section 5.1(n)) Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

4.3. Treatment of Stock Plans.

(a) Treatment of Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans (as defined in Section 5.1(b)), vested or unvested, shall be cancelled and shall only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b) At the Effective Time, any vesting conditions or restrictions applicable to any Shares of restricted stock (each such Share a share of “Company Restricted Stock”) granted pursuant to the Stock Plans shall lapse, and such Shares of Company Restricted Stock shall be treated the same as all other Shares in accordance with Section 4.1 of this Agreement, less applicable Taxes required to be withheld with respect to such payment.

(c) Company Restricted Stock Units. Each outstanding Company Restricted Stock Unit (each a “Company RSU”) granted pursuant to the Stock Plans, vested or unvested, shall be cancelled and shall only entitle the holder of such Company RSU to receive as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time) an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSUs immediately prior to the Effective Time, times (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d) Deferred Stock Units and Deferred Stock Equivalents. Each outstanding award of deferred stock unit or deferred stock equivalent, vested or unvested, granted pursuant to the Stock Plans or Benefit Plans (each such award a “Company DSU”) shall be cancelled and shall only entitle the holder of such Company DSU to receive an amount in cash equal to the product of (x) the total number of Shares subject to such Company DSUs immediately prior to the Effective Time, times (y) the Per Share

Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. The timing of payment in respect of such Company DSUs will be in accordance with the terms of the applicable Stock Plan or Benefit Plan.

(e) At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Benefit Plans, other than Company Options, Company Restricted Stock, Company RSUs or Company DSUs (the “Other Awards”), shall be cancelled and shall only entitle the holder of such Company Award to receive an amount in cash equal to (x) the number of Shares subject to such Company Award immediately prior to the Effective Time times (y) the Per Share Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the Per Share Merger Consideration exceeds such reference price), less applicable Taxes required to be withheld with respect to such payment. The timing of payment in respect of such Company Awards will be in accordance with the terms of the applicable Stock Plan or Benefit Plan.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any necessary resolutions to implement the provisions of Section 4.3. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company Restricted Stock, Company RSUs, Company DSUs or Other Awards (collectively, the “Company Awards”).

4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports filed with or furnished to the SEC (as defined below) prior to the date of this Agreement (excluding, in each case, any disclosure set forth in any risk factor or similar section or in any section relating to forward looking statements), or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”)

(it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Within fourteen (14) days of the date of this Agreement, the Company will make available to Parent complete and correct copies of the certificates of incorporation and by-laws or comparable governing documents for any Subsidiaries of the Company for which such documents had not been made available to Parent prior to the date of this Agreement. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) “Company Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that to the extent any effect is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a Company Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or other countries in which the Company or any of its Subsidiaries conducts material operations;

(B) changes that are the result of acts of war or terrorism occurring after the date of this Agreement;

(C) changes that are the result of factors generally affecting the industry and geographic areas in which the Company and its Subsidiaries operate, including rules promulgated by the SEC relating to the printing and distribution of documents;

(D) any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, partners, employees, financing sources or suppliers caused by the pendency or the announcement of the transactions contemplated by this Agreement;

(E) changes in any Laws (including Laws regulating pensions) or in United States generally accepted accounting principles or interpretations thereof, in each case after the date of this Agreement;

(F) any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(G) a decline in the price or trading volume of the Shares on the New York Stock Exchange (the “NYSE”), provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; and

(H) any act or omission to act by the Company or a Subsidiary thereof expressly required to be taken or omitted to be taken by it under this Agreement or specifically consented to in writing by Parent;

provided, further, that, with respect to clauses (A), (B), (C) and (E), such change, event, circumstance or development does not disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the industry in which the Company and its Subsidiaries operate.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 60,000,000 Shares, of which 40,094,746 Shares were outstanding as of the close of business on February 22, 2010 and 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are outstanding. As of February 22, 2010, 4,122,149 Shares were held in treasury by the Company. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than 7,827,500 Shares reserved for issuance under the Company’s 1999 Incentive Compensation Plan, amended and restated as of December 31, 2008 (the “1999 Plan”), 3,000,000 Shares reserved for issuance under the Company’s 2000 Stock Incentive Plan, amended and restated as of December 31, 2008 (the “2000 Plan”) (which Shares reserved for issuance under the 1999 Plan and 2000 Plan include Shares that can be issued under the Company’s Stock Plan for Directors and the Company’s Deferred Sales Compensation Plan (the 1999 Plan, 2000 Plan, Company’s Stock Plan for Directors and Company’s Deferred Sales Compensation Plan, collectively, the “Stock Plans”)) and Shares subject to issuance under the 5% Convertible Subordinated Debentures due October 1, 2033 (the “Debentures”), the Company has no Shares reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list of Company Awards, including the holder, date of grant, term, number of Shares and, where applicable, exercise price. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, if applicable, and (y) as of the date of this Agreement, other than with respect to investments in cash equivalents, the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding

Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption and (C) received the opinion of its financial advisor, Goldman, Sachs & Co., to the effect that the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion, to such holders (other than Parent and its Subsidiaries) of Shares. It is agreed and understood that such opinion is for the benefit of the Company’s board of directors and may not be relied upon by Parent or Merger Sub. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.2(g), the board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings, approvals and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Antitrust Laws, (C) under the Exchange Act and (D) required to be made with the NYSE (such approvals referred to in subsections (A) through (D) of this Section 5.1(d)(i), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this

Agreement. “Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act and any other applicable antitrust, competition, premerger notification or trade regulation Laws.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default or change of control right under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) above, for any such breach, violation, termination, default, change of control right, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(iii) The Company and its Subsidiaries are not creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 25% of the gross assets of the Company and its Subsidiaries taken as a whole (excluding cash and cash equivalents).

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since December 31, 2006 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all complaints or concerns relating to accounting, financial or internal control matters made since the Applicable Date through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding such matters. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect) and, in each case, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2008 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2008) of which management of the Company has knowledge which, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect;

(ii) any material damage, destruction or other casualty loss not covered by insurance with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries;

(iii) other than regular quarterly dividends on Shares of $0.055 per Share, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iv) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(v) (A) any material increase (or in the case of officers of the Company or any of its Subsidiaries, any increase) in the compensation payable or to become payable to its officers or Employees (except for increases in the ordinary course of business and consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining agreement or any material (or in the case of officers or directors of the Company, any), bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or Employee, except to the extent required by applicable Laws; or

(vi) any agreement to do any of the foregoing.

(g) Litigation; Liabilities. (i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect. Except for matters arising in connection with the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) There are no obligations or liabilities of the Company or any of its Subsidiaries required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto, except obligations or liabilities that (A) are reflected or reserved against in the most recent financial statements included in the Company Reports filed prior to the date of this Agreement, including in the notes thereto, (B) were incurred in the ordinary course of business since the date of such financial statements, (C) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business or (D) individually or in the aggregate, have not had or are not reasonably likely to have a Company Material Adverse Effect.

As used in this Agreement, the term “knowledge” when used in the phrases “to the knowledge of the Company,” “of which the Company has knowledge” or “the Company has no knowledge” or words of similar import shall mean the actual knowledge, following due inquiry or investigation, of David Shea, William Penders, John Walker, Scott Spitzer and Susan Cummiskey.

(h) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its subsidiaries (the “Employees”) and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus, workers’ compensation, short-term and long-term disability and vacation plans, programs or arrangements, and any and all employment, individual consulting, severance, change in control and termination agreements (collectively, the “Benefit Plans”), other than Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Non-U.S. Benefit Plans”), are listed on Section 5.1(h)(i) of the Company Disclosure Letter, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto have been made available to Parent by inclusion on the Company’s electronic data site.

(ii) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”) are in substantial compliance with ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws and have been administered in accordance with their terms. Each U.S. Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) with respect to its qualified status under Section 401(a) of the Code and the exempt status of any related trust under Section 501(a) of the Code, or has applied to, or has time remaining in which to file an application with, the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualified or exempt status of such Plan or trust under Section 401(a) or Section 501(a) of the Code. Neither the Company nor any of its Subsidiaries maintain any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. The Company or its Subsidiaries have timely filed all required notices to all Pension Plan participants under Section 204(h) of ERISA. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). The Company and its Subsidiaries have not incurred and do not expect to incur any material withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12 month period ending on the date of this Agreement or is reasonably expected to be required to be filed in connection with the transactions contemplated by this Agreement. No event giving rise to any obligation of the

Company or any ERISA Affiliate under Section 4062(e) of ERISA has occurred within the 12-month period ending on the date of this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(iv) All contributions required to be made under each Benefit Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate is in “at-risk” status within the meaning of Section 303 of ERISA and no ERISA Affiliate has an outstanding funding waiver. As of the date of this Agreement, neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year.

(v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such Pension Plan from the last day of the most recent plan year through the date of this Agreement.

(vi) As of the date of this Agreement, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans and, as of the Closing Date, there will be no such litigation, except as would not be reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement.

(vii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or when combined with another event or events, (w) entitle any Employees to severance pay or an increase in severance pay upon any termination of employment after the date of this Agreement, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the

Benefit Plans (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans which would not be deductible as a result of Section 280G of the Code.

(viii) All Non-U.S. Benefit Plans comply in all material respects with applicable local law. All Non-U.S. Benefit Plans are listed on Section 5.1(h)(viii) of the Company Disclosure Letter. As of the date of this Agreement, the Company and its Subsidiaries have no material unfunded liabilities with respect to any such Non-U.S. Benefit Plan. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material litigation relating to Non-U.S. Benefit Plans and as of the Closing Date, there will be no such litigation, except as would not be reasonably likely to have a Company Material Adverse Effect.

(i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the knowledge of the Company, the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity necessary to conduct its business as presently conducted, except those the absence of which are not, individually or in the aggregate, reasonably likely to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(j) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:

(A) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 15% voting or economic interest, or any interest valued at more than $10 million without regard to percentage voting or economic interest;

(B) any Contract (other than among direct or indirect wholly owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1 million;

(C) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding any Benefit Plan;

(D) any Contract that (I) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (II) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (III) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries or (IV) prohibits or limits in any material respect the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services;

(E) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the Company has agreed not to acquire the assets or securities of the other party or any of its Affiliates;

(F) any Contract between the Company or any of its Subsidiaries and any Affiliate thereof, including any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares, excluding any Benefit Plan;

(G) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (i) not material to the Company or any of its Subsidiaries and (ii) entered into in the ordinary course of business;

(H) any material Contract relating to the license of Intellectual Property (excluding commercial off-the-shelf or shrink wrap software that has not been modified or customized);

(I) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1 million; and

(J) any Contract (other than a Contract described in one of the other provisions in this Section 5.1(j)) which is material to the Company and its Subsidiaries (each such Contract described in clauses (A) through (J), together with all exhibits and schedules to such Contracts and those Contracts which would be Material Contracts but for the exception of being filed as exhibits to the Company Reports, is referred to herein as a “Material Contract”).

(ii) Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any such Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(k) Real Property.

(i) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, with respect to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), (A) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal or contracts to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect with respect to the Company or Subsidiary party thereto and to the knowledge of the Company, each other party thereto, and none of the Company or any of its Subsidiaries is in breach or violation of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach, violation or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration or repudiation by any third party thereunder, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, violations, defaults, charges, terminations, modifications, accelerations or repudiations that is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(iii) Section 5.1(k)(iii) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property and, as of the date of this Agreement, Leased Real Property. Except as set forth in Section 5.1(k)(iii) of the Company Disclosure Letter, there has been no assignment or sublease, as of the date of this Agreement, of the Leased Real Property. Section 5.1(k)(iii) of the Company Disclosure Letter sets forth (x) a description of the principal functions conducted at each such parcel of Owned Real Property and Leased Real Property and (y) the street address of each such parcel of Owned Real Property and Leased Real Property.

(iv) For purposes of Section 5.1(k)(i) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (A) specified encumbrances described in Section 5.1(k)(iv) of the Company Disclosure Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and payable or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports; (C) mechanics’, carriers’, workmen’s, repairmen’s, lessor’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no material default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports; (D) roads, highways and other public rights of way; (E) zoning, land use and other Laws; (F) any matters that would be shown by an accurate survey that do not materially impair the continued use or operation of the real property to which they relate and, with respect to Owned Real Property, do not materially impair the value or the ability to liquidate the real property to which they relate; and (G) other Liens or encumbrances that are not material in amount and that do not, individually or in the aggregate, materially impair the continued use or operation of the real property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(l) Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.2(g), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) applicable to the Company or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Merger or the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have at all times been in compliance with applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or, to the knowledge of the Company, prior to such period of ownership or operation; (iv) neither the Company nor any of its Subsidiaries has any liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law concerning compliance, liability, or the release or threatened release of any Hazardous Substance at any location; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, or other agreement with any Governmental Entity or any third party for any liability relating to any Environmental Law or relating to Hazardous Substances; (vii) to the knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, or significant cost or restriction on the ownership, use or transfer of any property pursuant to any Environmental Law; and (viii) the Company has made available to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

As used herein, the term “Environmental Law” means all applicable Laws relating to: (A) the protection of the environment, or to health and safety as it relates to any Hazardous Substance, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, and (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means (A) any substance listed, classified or regulated as hazardous, toxic, pollutant, a contaminant, waste, harmful or deleterious substance or words of similar meaning under Environmental Laws or (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, mold or radon.

(n) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material Taxes (as defined below) that are due and payable or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of material Taxes or Tax matters of the Company or its Subsidiaries. There are not, to the knowledge of the Company, any unresolved claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2008, 2007, 2006 and 2005. Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS to the knowledge of the Company and no pending request for permission to change any accounting method has been submitted by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). If the Company or any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, imposed by any Governmental Entity and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(o) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is the subject of any material proceeding that seeks to organize any employees or to compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past three years, any labor strike, dispute, walk-out, work stoppage, labor picketing, slow-down or lockout involving the Company or any of its Subsidiaries. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries. The Company has previously made available to Parent correct and complete copies of all labor and collective bargaining agreements, Contracts or other agreements or understandings with a labor union or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”). The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Company Labor Agreements. There is no charge pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any other labor relations tribunal or authority alleging unlawful discrimination in employment practices or any unfair labor practice by the Company or any of its Subsidiaries which, if determined adversely to the Company or its Subsidiaries, would reasonably be likely to have a Company Material Adverse Effect. Except as would not reasonably be likely to have a Company Material Adverse Effect, each individual who is classified by the Company as an “employee” or as an “independent contractor” is properly so classified, and each Employee has been properly classified as an “exempt” or “non-exempt” employee under applicable Law.

(p) Intellectual Property.

(i) The Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in their business, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. Section 5.1(p)(i) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property and material unregistered Intellectual Property owned by the Company and its Subsidiaries, indicating for each Registered item the registration or application number, the record owner, and the appropriate filing jurisdiction (collectively, the “Scheduled Intellectual Property”). The Company exclusively owns (beneficially and of record, where applicable) all Scheduled Intellectual Property free and clear of all IP Encumbrances. All Scheduled Intellectual Property owned or held exclusively by the Company and its Subsidiaries is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(ii) The Company and its Subsidiaries have taken all reasonable measures to protect the Intellectual Property owned or held exclusively by the Company or its Subsidiaries, and to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. All of the Company’s and its Subsidiaries’ current and prior employees who have contributed to the development or creation of Intellectual Property have executed valid intellectual property assignment and confidentiality agreements for the benefit of the Company in a form which the Company has, prior to the date of this Agreement, provided to Parent for its review. Every contract or agreement under which Intellectual Property was developed for the Company or its Subsidiaries, assigns all rights to such Intellectual Property to the Company or its Subsidiaries.

(iii) To the Company’s knowledge, the Company and its Subsidiaries have not infringed or otherwise violated the Intellectual Property Rights of any third party. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or, to the Company’s knowledge, threatened by or against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To the Company’s knowledge, no Person is violating any Intellectual Property right of the Company or its Subsidiaries.

(iv) The Company and its Subsidiaries have not granted any licenses or other rights to third parties to use their Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms which have been previously provided to Parent.

(v) To the knowledge of the Company, all Software, whether owned by the Company or any of its Subsidiaries or licensed from any other Person, is free from any defect or programming or documentation error including bugs, logic errors or failures or failures of the Software to operate as described in the related documentation, and all such Software conforms to the specifications thereof, except for any such defects, errors or other failures that would not be materially adverse to the Company or its Subsidiaries, as applicable. The Software owned by the Company or any of its Subsidiaries is not the subject of any escrow or similar agreement or arrangement giving any third party rights in such Software upon the occurrence of certain events.

(vi) Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, none of the Software owned by the Company or any of its Subsidiaries is, in whole or in part, subject to the provision of any open source or other type of license agreement or distribution model that: (i) requires the distribution or making available of the source code for such Software, (ii) prohibits or limits the Company or any of its Subsidiaries from charging a fee or receiving consideration in connection with licensing, sublicensing or distributing any such Software, (iii) except as specifically permitted by law, grants any right to any Person (other than the Company and its Subsidiaries) or otherwise allows any such Person to decompile, disassemble or otherwise reverse-engineer any such Software, or (iv) requires the licensing of any such Software for the purpose of making derivative works.

(vii) The IT Assets owned, used or held for use by the Company or any of its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business and have not materially malfunctioned or failed in a manner materially adverse to the business of the Company and its Subsidiaries within the past one (1) year. To the Company’s knowledge, within the past one (1) year, no Person has gained unauthorized access to the IT Assets to the extent where the Company or its Subsidiaries would be required or has been required to give notice of such access to its customers or any Governmental Entity under applicable Law, or has otherwise given notice of such access to any of its customers or any Governmental Entity. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(viii) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, product names and slogans, symbols, trade dress, assumed names, fictitious names, trade names, business names, and any and every other indicia of origin, all applications and registrations for the foregoing, all renewals thereof, and all goodwill associated therewith and symbolized thereby; (ii) inventions and discoveries, whether patentable or not (and whether or not reduced to practice), all improvements thereto, all patents (including utility and design patents, industrial designs and utility models), registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and all renewals, extensions, reissues and re-examination thereof; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, software, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or industrial or proprietary rights of any kind, under the Laws of any jurisdiction worldwide.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and all associated documentation.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Software” means any and all computer programs and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system design, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.

For purposes of this Section 5.1(p) only, “IP Encumbrances” means any charge, claim, security interest, condition, equitable interest, lien, joint ownership, exclusive license, non-exclusive license not granted in the ordinary course of business, option, pledge, mortgage, right of first offer, right of first refusal or contractual restriction of any kind, including any restriction or covenant with respect to use, transfer, indemnity, receipt of income or exercise of any other attribute of ownership.

(q) Insurance. All material fire and casualty, general liability, workers’ compensation, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain Insurance Policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(r) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman, Sachs & Co. as its financial advisor. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Goldman, Sachs & Co. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent). Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action (including adoption of the Merger by Parent as the sole stockholder of Merger Sub) necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Other than the filings, approvals and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act and any other Antitrust Laws, (C) under the Exchange Act and (D) required to be made with the NYSE (such approvals referred to in subsections (A) through (D) of this Section 5.2(c)(i), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) above, for any breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the executive officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as are not, individually or in the aggregate, reasonably likely to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e) Available Funds. Parent and Merger Sub have available to them, or as of the Effective Time will have available to them, all funds necessary for the payment to the Paying Agent of the aggregate Per Share Merger Consideration and the payment of all amounts under Section 4.3.

(f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g) Ownership of Shares. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Subsidiaries owns (beneficially or of record) any Shares, except for any Shares held by any “employee benefit plan” within the meaning of Section 3(3) of ERISA of Parent or an Affiliate of Parent, and none of Parent, Merger Sub or any of their respective Subsidiaries holds any rights to acquire any Shares, in each case except pursuant to this Agreement.

(h) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), and except as otherwise set forth in Section 6.1 of the Company Disclosure Letter) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly provided in this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), (C) as set forth in Section 6.1 of the Company Disclosure Letter or (D) as required by applicable Laws, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in excess of $1 million in the aggregate, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary and as permitted by Section 6.1(a)(vii)), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than, in each case, (A) the issuance of Shares upon conversion of the Debentures, (B) the issuance of Shares pursuant to Company Awards, including upon exercise thereof and (C) the issuance of Shares in connection with “cashless” or “net settled” exercises of Company Awards);

(v) create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries (other than the exclusions set forth in clauses (A), (B), (C) and (F) of the definition of Encumbrance);

(vi) make any loans, advances, guarantees (other than guarantees of service granted in the ordinary course of business) or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $500,000 in the aggregate during any 12-month period;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary or regular quarterly dividends not to exceed $0.055 per share payable in cash, declared and paid consistent with prior timing) or enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices, provided that the aggregate amount of outstanding indebtedness for borrowed money will not exceed $60 million at any one time or (B) interest rate swaps on customary commercial terms consistent with past practice and in compliance with the Company’s risk management policies in effect on the date of this Agreement and not to exceed $500,000 of notional debt in the aggregate;

(x) except as set forth in the capital budgets set forth in Section 6.1(a)(x) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $1 million in the aggregate during any 12-month period;

(xi) enter into any Contract that (A) would have been a Material Contract had it been entered into prior to the date of this Agreement or (B) is not terminable without liability within one year of the date of this Agreement and involves payment or receipt by the Company and its Subsidiaries of more than $5 million over the entire term of such Contract, except in the case of each of (A) and (B), for customer, vendor or technology licensing Contracts entered into in the ordinary course of business consistent with past practice that do not contain any of the provisions referred to in Section 5.1(j)(i)(D) and, in the case of vendor and technology licensing Contracts, do not have a term of longer than twelve (12) months;

(xii) make any material changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles;

(xiii) settle any litigation or other proceedings before a Governmental Entity for an amount in excess of $250,000 or any obligation or liability of the Company in excess of such amount;

(xiv) (A) amend or modify any Material Contract in any material respect or in a manner adverse to the Company or its Subsidiaries, (B) terminate any Material Contract or (C) cancel, modify or waive any debts or claims held by it or waive any rights in each case other than in the ordinary course of business and having a value in excess of $250,000;

(xv) make any material Tax election, settle any material Tax claim or change any material method of Tax accounting;

(xvi) (A) grant, extend, amend (except as required in the diligent prosecution of the Intellectual Property), waive or modify any material rights in or to, nor sell, assign, lease, license, let lapse, abandon or cancel, or extend or exercise any option to sell, assign, lease or license, any material Intellectual Property, in each case, other than in the ordinary course of business, (B) fail to diligently prosecute the Company’s and its Subsidiaries’ patent and trademark applications or (C) fail to exercise a right of renewal or extension under any material inbound license for material Intellectual Property;

(xvii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business or sales of obsolete assets;

(xviii) hire any employee or individual independent contractor with total expected annual compensation, excluding commissions, in excess of $150,000, other than to fill vacancies arising in the ordinary course of business at compensation levels consistent with past practice;

(xix) except as required pursuant to Benefit Plans or as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any Employee or any director or officer of the Company or any of its Subsidiaries, (ii) increase the compensation, bonus opportunity or pension, welfare, severance or other benefits of, pay any bonus (other than the 2009 Bonus which may be paid in the ordinary course of business consistent with past practice and in accordance with its terms as in effect on the date of this Agreement), or make any new equity awards to any Employee or any director or officer of the Company or any of its Subsidiaries, (iii) establish, adopt, amend or terminate any Benefit Plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (v) enter into or establish any (1) employment, severance, change in control, termination, deferred compensation or other similar agreement with any Employee or any director or officer of the Company or any of its Subsidiaries or (2) other agreement, program or policy that would otherwise qualify as a material Benefit Plan had it been in place as of the date of this Agreement (it being understood and agreed that such plan, program or policy that cannot be terminated at any time by the Company or after Closing, Parent, without liability in excess of $500,000 in the aggregate is deemed per se material); (vi) change any discount rate assumptions or materially change any other actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (vii) forgive any loans to Employees, directors or officers of the Company;

(xx) knowingly take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Closing set forth in Article VII not being satisfied; or

(xxi) agree, authorize or commit to do any of the foregoing.

(b) Prior to making any written or material broad-based oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to the effect upon employment, compensation or benefit matters that will result as a consequence of the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c) From the date of this Agreement until the Effective Time, except (A) as otherwise expressly provided in this Agreement, (B) as the Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as set forth in Section 6.1(c) of the Parent Disclosure Letter or (D) as required by applicable Laws, Parent will not knowingly take or permit any of its Subsidiaries to take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Closing set forth in Article VII not being satisfied.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive, taken as a whole, to the other party than those contained in the Confidentiality Agreement (as defined in Section 9.7) (not including paragraph 8 thereof) and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, consolidation, liquidation, recapitalization, reorganization or similar transaction involving the Company or any of its Significant Subsidiaries and (ii) any acquisition by any Person resulting in, or proposal or offer to acquire by tender offer, share exchange or in any manner, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 20% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal for more than 50% of the assets (on a consolidated basis) of the Company or 50% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction that may be proposed by Parent).

(c) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and each committee of the board of directors shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by, and after compliance with, Section 8.3(a) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation (whether in connection with a Superior Proposal or otherwise) or approve, recommend or otherwise declare advisable any Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or knowingly facilitated in material breach of Section 6.2(a), if the board of directors of the Company determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least 48 hours following Parent’s receipt of notice from the Company advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including all necessary information under Section 6.2(f), if applicable. In determining whether to make a Change of Recommendation in response to a Superior Proposal, the Company board of directors shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2.

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 under the Exchange Act (or any similar communication to stockholders) or making any “stop look and listen” communication to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to stockholders); provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.4(a).

(e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company also agrees that it will (i) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (ii) enforce and not waive the terms of any such confidentiality agreement.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers (including requests for information) with respect to an Acquisition Proposal are received by, or any discussions or negotiations regarding an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions thereof (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any discussions or negotiations with respect thereto, including any change in the Company’s intentions as previously notified.

6.3. Proxy Filing; Information Supplied.

(a) (a) The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, a proxy statement in preliminary form relating to the Stockholders Meeting (as defined in Section 6.4) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company shall cause the Proxy Statement to comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company agrees that none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub shall cooperate with the Company in the preparation of the Proxy Statement and shall furnish all information concerning Parent and Merger Sub as is required to be included in the Proxy Statement. Each of Parent and Merger Sub agrees that none of the written information supplied by it for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company shall promptly notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts promptly to provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC, and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the staff of the SEC advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

6.4. Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the date of this Agreement to consider and vote upon the adoption of this Agreement. Subject to Section 6.2(c) hereof, the board of directors of the Company shall recommend such adoption and shall take all reasonable lawful action to solicit such adoption of this Agreement.

6.5. Filings; Other Actions; Notification.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and shall use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement, and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or, in Parent’s or the Company’s reasonable opinion, advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Agreement, including this Section 6.5(a) or the “reasonable best efforts” or other similar standard generally, shall require, or be construed to require, Parent to proffer to, or agree to, or to permit the Company to proffer to or agree to, with respect to assets or businesses of Parent, the Company or their respective Subsidiaries, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Company, except that Parent acknowledges that its reasonable best efforts under this Section 6.5(a)(i) include an obligation that Parent grant a license in respect of, dispose of or hold separate, or enter into an agreement or commitment to grant a license in respect of, dispose of or hold separate, assets, licenses, operations, rights, businesses or interests therein or business product lines of the Company and its Subsidiaries in connection with the performance of its obligations under this Section 6.5(a)(i), if, and only if, all of the following criteria are satisfied: (A) such license, disposal or hold separate (the “Consent

Agreement”) is required or imposed by a Governmental Entity to permit the consummation of the Merger or the other transactions contemplated by this Agreement under applicable Antitrust Laws and (B) the assets, licenses, operations, rights, businesses or interests therein or business product lines that would be divested or held separate or otherwise affected by all Consent Agreements collectively produced gross revenues in an amount that is less than 5% of the gross revenues of the Company and its Subsidiaries during the 2009 calendar year (the “Consent Cap”). Parent shall, subject to the Consent Cap and Section 7.2(c), propose, negotiate, offer to commit to and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the licensing, hold separate or disposition of such assets, licenses, operations, rights, businesses or interests therein or business product lines of the Company and its Subsidiaries so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Termination Date, or if such date is extended pursuant to the terms of Section 8.2(a), the extended Termination Date). Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent shall use their respective reasonable best efforts to consult with each other in advance of any meeting, discussion, substantive telephone call or conference with the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity regarding any of the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, provide to the other party the opportunity to attend and/or participate in any such substantive meeting, discussion, telephone call or conference. The Company will cooperate with Parent and provide such assistance as Parent may reasonably request to promote the transactions contemplated by this Agreement and facilitate the Closing hereunder.

(ii) Each of the Company and Parent will (A) make an appropriate notice filing pursuant to the HSR Act and appropriate filings under all other applicable Laws, including Antitrust Laws, with respect to the transactions contemplated hereby as promptly as reasonably practicable after the date of this Agreement, and each of Parent and the Company will bear the costs and expenses of its own filings (subject to Section 8.5(c)), (B) request early termination of the waiting period with respect to the Merger under the HSR Act, (C) in the event that the DOJ, the FTC or any other Governmental Entity requests additional information pursuant to any Antitrust Law, negotiate the scope of and respond as promptly as reasonably practicable to such request for additional information and (D) subject to Section 6.5(a)(i), resist in good faith, at its own cost and expense (subject to Section 8.5(c)), any assertion by any Governmental Entity that the transactions contemplated hereby constitute a violation of any Antitrust Law, including by contesting administratively and in court any adverse determination made by a Governmental Entity under any applicable Antitrust Law, if such assertion or determination is reasonably likely to materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement.

(iii) Nothing in this Agreement, including this Section 6.5, shall require, or be construed to require, the Company or its Subsidiaries to proffer to, or agree to, license, dispose of, sell or otherwise hold separate or restrict the operation of, any of the assets, licenses, operations, rights, business or interest therein of the Company or any of its Subsidiaries unless the effectiveness of such action is conditioned upon Closing.

(b) Information. Subject to applicable Law, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Status. Subject to applicable Laws and as required by any Governmental Entity and the other terms and conditions of this Agreement, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent of any change, fact or condition that is reasonably expected to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger. Parent shall give prompt notice to the Company of any change, fact or condition that is reasonably expected to result in any failure of any condition to the Company’s obligations to effect the Merger.

(d) Company Debt Obligations. The Company shall take all necessary action, if any, to enter into a supplemental indenture in a form reasonably satisfactory to Parent prior to the Effective Time with the Trustee (as defined in the Debentures) pursuant to the indenture under which the Debentures were issued, as amended on September 18, 2008, (the “Indenture”) and as required by the Indenture to provide, among other things, that on and after the Effective Time, the Debentures will be convertible only into the Per Share Merger Consideration as provided for under Section

12.12 of the Indenture. Furthermore, prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, take all actions required by the provisions of the Indenture, including providing all required notices in a timely manner.

6.6. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

6.9. Employee Benefits.

(a) Parent agrees that, during the period commencing at the Effective Time and ending twelve (12) months thereafter, the employees of the Company and its Subsidiaries who continue to be employed by the Surviving Corporation after the

Effective Time (the “Continuing Employees”) will be provided with (i) base salaries that are no less than the base salaries provided by the Company and its Subsidiaries immediately prior to the Effective Time and (ii) welfare benefits under employee benefit plans that are no less favorable in the aggregate than those welfare benefits that, at the election of Parent, are currently provided by either (x) the Company and its Subsidiaries to such Employees or (y) are provided from time to time by Parent to its similarly situated employees.

(b) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Company’s 401(k) Plan to be terminated effective immediately prior to the Effective Time.

(c) Except to the extent it would result in a duplication of benefits, Parent shall cause any employee benefit plans (including vacation, severance and disability plans) covering Continuing Employees to take into account, for purposes of eligibility, benefits (excluding accruals under a defined benefit plan or for purposes of qualifying for subsidized early retirement benefits), participation (including “grandfathering” generally but excluding “grandfathering” for any frozen plan or benefit) and vesting thereunder service by such Continuing Employees with the Company and its Subsidiaries (and, to the extent applicable, their respective predecessors but only to the same extent as currently recognized by the Company as of the date of this Agreement under corresponding benefits, if applicable) as if such service were with Parent, to the same extent that such service was taken into account, waived or satisfied under a comparable plan of the Company of its Subsidiaries, provided, that no credit shall be given under frozen benefit plans or defined benefit plans. For purposes of each employee benefit plan of Parent providing medical, dental, prescription drug, vision, life insurance or disability benefits to any employee of the Company or any of its Subsidiaries, Parent shall cause its employee benefit plans to waive all pre-existing condition exclusions of its employee benefit plans with respect to Continuing Employees and their dependents to the same extent such exclusions were waived under a comparable plan of the Company.

(d) From and after the Effective Time, Parent shall honor and shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries) to honor, in accordance with its terms, each Benefit Plan set forth in Section 6.9(d) of the Company Disclosure Letter.

(e) To the extent that applicable cash bonuses for 2010 have not otherwise been paid by the Company to Employees prior to the Effective Time, each Employee who is a participant in the Company’s annual incentive plan and performance incentive plan (the “Cash Bonus Plans”), who remains employed through such date, shall earn and be paid, in accordance with the terms of the applicable Cash Bonus Plans existing as of the date of this Agreement, a cash bonus in an amount equal to a pro-rata portion of the amounts earned under the Cash Bonus Plans based on actual performance during 2010 through the end of the quarter during which the Effective Time occurs (the “Bonus Determination Date”); provided, however, that the portion of the bonus calculated based on the number of days it takes the Company to collect revenue after a sale (“Day Sales Outstanding”) be calculated based on the trailing 12 month average of Day Sales Outstanding as of the Bonus Determination Date. Additionally, cash bonuses for quarters beginning after the Effective Time (including for the remaining quarters of the calendar year during which the Effective Time occurs) shall be earned and paid based on actual performance in accordance with the Parent’s corresponding cash bonus plan; provided, however, that any Employee whose employment is terminated without cause by the Company or its Affiliates after the Effective Time and prior to the applicable bonus payment date for the year in which the Effective Time occurs shall be paid a pro-rata bonus through the Bonus Determination Date, paid within 30 days following such Employee’s termination of employment. For the avoidance of doubt, all bonus payments under the Cash Bonus Plans pursuant to this Section 6.9(e) shall be accrued, earned and paid solely in cash, and shall not include any equity award component.

(f) For each Benefit Plan set forth in Section 6.9(f) of the Company Disclosure Letter, Parent hereby acknowledges that a “change of control” or “change in control” within the meaning of each such Benefit Plan will occur upon the Effective Time.

(g) Notwithstanding the foregoing, nothing contained herein shall (1) be treated as an amendment of any particular Benefit Plan, (2) give any third party any right to enforce the provisions of this Section 6.9 or (3) obligate Parent, the Surviving Corporation or any of their Affiliates to (i) maintain any particular benefit plan or (ii) retain the employment of any particular employee.

(h) Prior to Closing, the Company will be permitted to adopt (and, in accordance with Section 6.1(b), communicate to participants) a retention program in accordance with the terms set forth on Section 6.9(h) of the Company Disclosure Letter.

6.10. Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its certificate of incorporation or by-laws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking, if and only to the extent required by Delaware law or the Company’s or applicable Subsidiaries’ certificate of incorporation or by-laws in effect on the date of this Agreement, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties and advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter; and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of 300% of the annual premiums currently paid by the Company for its D&O Insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12. Other Actions by the Company.

(a) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall, subject to applicable Law, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) all approvals or filings required in the jurisdictions set forth on Exhibit B shall have been granted or any applicable waiting periods thereunder shall have been terminated or shall have expired and (iii) all other mandatory approvals or filings the failure of which to make or obtain and be in effect provides a reasonable basis to conclude that the parties hereto or any of their Subsidiaries would be subject to risk of criminal sanctions or any of their Representatives would be subject to risk of criminal or material civil or administrative sanctions shall have been made and/or obtained and be in effect.

(c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 5.1(b) (Capital Structure), 5.1(c) (Corporate Authority) and 5.1(l) (Takeover Statutes) hereof, which must be true and correct, except for any failure to be true and correct in respect of Section 5.1(b) that would be immaterial) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that such Chief Executive Officer or Chief Financial Officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

(c) Consent Agreements. All Consent Agreements that are or will be required or imposed by Governmental Entities in order to permit the consummation of the Merger and the other transactions contemplated by this Agreement are not and will not be in excess of the Consent Cap.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or been discovered, any change, event, circumstances or development that has had, or is reasonably likely to have, a Company Material Adverse Effect.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent to the effect that such Chief Executive Officer or Chief Financial Officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent to such effect.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by October 23, 2010 (the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, however, that if the conditions set forth in Section 7.1(b) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Termination Date may be extended by Parent or the Company in writing to a date not beyond January 23, 2011, (b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)); provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party unless, subject to Section 6.5, such party shall have used its reasonable best efforts to oppose any such Order or have such Order vacated or made inapplicable to the Merger; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3. Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) At any time prior to, but not after, the time the Requisite Company Vote is obtained, if (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (ii) Parent does not make, within four business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the board of directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (iii) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5. The Company agrees (x) that it will not enter into the binding agreement referred to in clause (i) above until at least the fifth business day after it has provided the notice to Parent required thereby, (y) to notify Parent promptly if its intention to enter into the written agreement referred to in its notification changes and (z) during such four-business day period, to negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent in response to a Superior Proposal, if any.

(b) If there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent and (y) the Termination Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if (a) the board of directors of the Company shall have made a Change of Recommendation, (b) the Company shall have failed to take a vote of stockholders on the Merger prior to the Termination Date, (c) at any time following receipt of an Acquisition Proposal, the Company board of directors shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within ten (10) business days after receipt of any written request to do so from Parent), (d) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, at any time after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company board of directors comments on such offer (other than a “stop, look and listen” statement made pursuant to Rule 14d-9(f) of the Exchange Act) and fails to recommend unequivocally that stockholders of the Company not tender any of their shares into such offer or (e) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company and (y) the Termination Date.

8.5. Effect of Termination and Abandonment.

(a) Except as provided in paragraphs (b) and (c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that:

(i) an Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn at least (A) ten (10) business days prior to, with respect to any termination pursuant to Section 8.2(a), the Termination Date, and (B) with respect to termination pursuant to Section 8.2(b), at least 10 business days prior to the date of the Stockholders Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) (Termination Date) or 8.2(b) (No Stockholder Approval);

(ii) this Agreement is terminated (A) by Parent pursuant to Section 8.4(a), (b), (c) or (d) or (B) by the Company pursuant to Section 8.2(b) and, on or prior to the date of the Stockholders Meeting, any event giving rise to Parent’s right to terminate under Section 8.4(a), (c) or (d) shall have occurred; or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (Fiduciary Out), then in any case of Section 8.5(b)(i), (ii) or (iii) the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $14,500,000 (the “Termination Fee”) (provided, however, that the Termination Fee to be paid pursuant to clause (iii) shall be paid as set forth in Section 8.3); provided, however, that no Termination Fee shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative

Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders an Acquisition Proposal or (2) there shall have been consummated an Acquisition Proposal (substituting in both instances “50%” for “20%” in the definition of “Acquisition Proposal”); provided that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any Person if, within 12 months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 8.5(b) or any portion of such fee, the Company shall pay to Parent or Merger Sub its out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company pursuant to this Section 8.5(b), the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

(c) If this Agreement is terminated by Parent or the Company pursuant to (i) Section 8.2(a) (Termination Date) and at the time of such termination, all of the conditions to closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing) other than the conditions set forth in Section 7.1(b) or Section 7.2(c); provided that the Company was not in material breach of its obligations under Section 6.5(a), (b) or (c) or (ii) Section 8.2(c) (Final Order) where there is a final non-appealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger under any Antitrust Laws; provided that the Company was not in material breach of its obligations under Section 6.5(a), (b) or (c), then Parent shall promptly, but in no event later than two days after being notified of such by the Company, pay to the Company a termination fee of $20,000,000 (the “Parent Termination Fee”) and shall promptly, but in no event later than two days after being notified of such by the Company, pay all of the documented out-of-pocket expenses of the Company for its outside legal counsel in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $2,500,000, in each case, payable by wire transfer of same day funds. Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee set forth in this Section 8.5(c) or any portion of such fee, Parent shall pay to the Company its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event the Parent Termination Fee becomes payable and is paid by Parent pursuant to this Section 8.5(c), the Parent Termination Fee shall be the Company’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A

MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of the Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile or overnight courier:

If to Parent or Merger Sub:

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

Attention: General Counsel

fax: (312) 326-7620

with a copy to

Sullivan & Cromwell LLP,

125 Broad Street

New York, NY 10004

Attention: Audra Cohen

fax: (212) 558-3588

If to the Company:

Bowne & Co., Inc.

55 Water Street

New York, NY 10041

Attention: General Counsel

fax: (212) 658-5898

with a copy to

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Mario A. Ponce

fax: (212) 455-2502

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated February 9, 2010, as amended, modified or supplemented from time to time in accordance with its terms, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. Third Party Beneficiaries.

(a) Following the Effective Time, each holder of Shares shall be entitled to enforce the provisions of Article IV to the extent necessary to receive the consideration to which such holder is entitled pursuant to Article IV.

(b) Except as provided in Section 9.8(a) and in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such taxes.

9.11. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BOWNE & CO., INC.

By:	/s/ David J. Shea
	Name:	David J. Shea
	Title:	Chairman and Chief Executive Officer

R.R. DONNELLEY & SONS COMPANY

By:	/s/ Thomas J. Quinlan, III
	Name:	Thomas J. Quinlan, III
	Title:	President and Chief Executive Officer

SNOOPY ACQUISITION, INC.

By:	/s/ Miles W. McHugh
	Name:	Miles W. McHugh
	Title:	Executive Vice President and Chief Financial Officer

ANNEX A

DEFINED TERMS

Terms	Section

1999 Plan	5.1(b)(i)
2000 Plan	5.1(b)(i)
Acquisition Proposal	6.2(b)
Affiliate	5.1(e)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(ii)
Antitrust Laws	5.1(d)(i)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Bonus Determination Date	6.9(e)
business day	1.2
By-Laws	2.2
Cash Bonus Plans	6.9(e)
Certificate	4.1(a)
Change of Recommendation	6.2(c)(ii)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	5.1(h)(ii)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Awards	4.3(f)
Company Disclosure Letter	5.1
Company DSU	4.3(d)
Company Labor Agreements	5.1(o)
Company Material Adverse Effect	5.1(a)
Company Option	4.3(a)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Restricted Stock	4.3(b)
Company RSU	4.3(c)
Confidentiality Agreement	9.7
Consent Agreement	6.5(a)(i)
Consent Cap	6.5(a)(i)
Constituent Corporations	Preamble
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)

Day Sales Outstanding	6.9(e)
D&O Insurance	6.11(c)
Debentures	5.1(b)(i)
Delaware Certificate of Merger	1.3
DGCL	1.1
Dissenting Stockholders	4.1(a)
DOJ	6.5(a)(i)
Effective Time	1.3
Employees	5.1(h)(i)
Encumbrance	5.1(k)(iv)
Environmental Law	5.1(m)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iii)
ERISA Plan	5.1(h)(ii)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Share, Excluded Shares	4.1(a)
FTC	6.5(a)(i)
GAAP	5.1(e)(iv)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(m)
HSR Act	5.1(d)(i)
Indemnified Parties	6.11(a)
Indenture	6.5(d)
Insurance Policies	5.1(q)
Intellectual Property	5.1(p)(viii)
IP Encumbrances	5.1(p)(viii)
IRS	5.1(h)(ii)
IT Assets	5.1(p)(viii)
knowledge	5.1(g)
Laws	5.1(i)
Leased Real Property	5.1(k)(ii)
Lien	5.1(b)(i)
Material Contract	5.1(j)(i)(J)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
Non-U.S. Benefit Plans	5.1(h)(i)
NYSE	5.1(a)(G)
Order	7.1(c)
Other Awards	4.3(e)
Owned Real Property	5.1(k)(i)
Parent	Preamble
Parent Approvals	5.2(c)(i)
Parent Disclosure Letter	5.2

Parent Termination Fee	8.5(c)
Paying Agent	4.2(a)
PBGC	5.1(h)(iii)
Pension Plan	5.1(h)(ii)
Per Share Merger Consideration	4.1(a)
Person	4.2(d)
Proxy Statement	6.3
Registered	5.1(p)(viii)
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
Sarbanes-Oxley Act	5.1(e)(i)
Scheduled Intellectual Property	5.1(p)(i)
SEC	5.1(e)(i)
Securities Act	5.1(e)(i)
Share, Shares	4.1(a)
Significant Subsidiary	5.1(a)
Software	5.1(p)(viii)
Stock Plans	5.1(b)(i)
Stockholders Meeting	6.4
Subsidiary	5.1(a)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	5.1(l)
Tax, Taxes	5.1(n)
Tax Return	5.1(n)
Termination Date	8.2
Termination Fee	8.5(b)(iii)
Trade Secrets	5.1(p)(viii)
U.S. Benefit Plans	5.1(h)(ii)

EXHIBIT A

FORM OF AMENDED CERTIFICATE OF INCORPORATION

OF THE SURVIVING CORPORATION

EXHIBIT B

FOREIGN ANTITRUST FILINGS

Germany, if required

Austria, if required